SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 20, 2008	By	/s/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:
In Taiwan	In the U.S.
Dr. S.K. Chen	Joseph Villalta
ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Ruth Group
+886-6-507-7712	+1-646-536-7003
s.k._chen@chipmos.com	jvillalta@theruthgroup.com

ChipMOS REPORTS SECOND QUARTER 2008 RESULTS

Hsinchu, Taiwan, August 20, 2008 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported unaudited consolidated financial results for the second quarter ended June 30, 2008. All U.S. dollar figures in this release are based on the exchange rate of NT$30.36 against US$1.00 as of June 30, 2008.

Net revenue on a US GAAP basis for the second quarter of 2008 was NT$4,817.1 million or US$158.7 million, an increase of 0.8% from NT$4,779.0 million or US$157.4 million in the first quarter of 2008 and a decrease of 17.4% from NT$5,833.5 million or US$192.1 million for the same period in 2007. Under US GAAP, the gross margin for the second quarter of 2008 was 7.2%, compared to 9.1% for the first quarter of 2008 and 27.6% for the same period in 2007.

Net loss on a US GAAP basis for the second quarter of 2008 was NT$674.5 million or US$22.2 million, and NT$8.04 or US$0.26 per basic common share, compared to net income of NT$209.0 million or US$6.9 million, and NT$2.49 or US$0.08 per basic common share, for the first quarter of 2008. Net income under US GAAP includes non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$31.3 million or US$1.0 million and amortization of discount on convertible notes of NT$85.5 million or US$2.8 million for the second quarter of 2008 and non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$129.6 million or US$4.3 million and amortization of discount on convertible notes of NT$86.7 million or US$2.9 million for the first quarter of 2008. Excluding the above special items regarding non-cash gains for changes in the fair value of the embedded derivative liabilities and the convertible notes, non-GAAP adjusted net loss for the second quarter of 2008 was NT$620.3 million or US$20.4 million, and NT$7.40 or US$0.24 per basic common share, compared to non-GAAP adjusted net income of NT$166.1 million or US$5.5 million, and NT$1.98 or US$0.07 per basic common share in the first quarter of 2008.

The unaudited consolidated financial results of ChipMOS for the second quarter ended June 30, 2008 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We are pleased to report that our revenue in the second quarter was within our stated guidance. Gross margin in the second quarter of 2008 declined as compared to the first quarter of 2008 primarily due to lower capacity utilization in memory final testing and price erosion of DRAM business. Flash revenues declined 7% quarter over quarter and contributed to around 29% of our total revenue in Q2, down from 32% in the previous quarter. In a more positive light, among our flash sector, Mask ROM revenues were up 10% quarter over quarter and contributed to 7% of flash revenue. Mixed-signal revenues were also up 11% quarter over quarter and contributed to 8% of our total revenue. Revenues from our LCD driver IC increased 3% in the second quarter of 2008 compared to the first quarter of 2008, reflecting a brief recovery in demand from our customers. DRAM revenues remained relatively flat, up 1% in the second quarter of 2008 compared to the previous quarter.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “Our CapEx in the second quarter was US$15.2 million, which was down from US$26.2 million in the first quarter of 2008. In July, we received the final approval from Shanghai government to cut down our capital investment obligation before end of this year to US$130 million. We have completed our obligation by investing the remaining US$7.5 million of investment commitment in early August. Combining our cash position and undrawn credit lines provided by banks, we have more than sufficient financial resources to face the debt due in 2008. There is no urgent need for company to raise additional fund in any form from the market.”

Selected Operation Data

	2Q08		1Q08
Revenue by segment
Testing		49%		51%
Assembly		33%		32%
LCD Driver		18%		17%

Utilization by segment
Testing		70%		72%
Assembly		73%		68%
LCD Driver		63%		61%
Overall		69%		69%

CapEx	US$	15.2 million	US$	26.2 million (1)
Testing		34%		61%
Assembly		34%		33%
LCD Driver		32%		6%

Depreciation and amortization expenses (US GAAP)	US$	60.2 million	US$	59.4 million

Note:

(1)	The adjustment of 1Q08 CapEx resulted from the correction of intercompany transfer of fixed assets in 1Q08.

Third Quarter 2008 Outlook

Mr. Cheng continued, “The overall DRAM market visibility in following quarters remains limited. We do not anticipate the recovery of our DRAM business due to weaker than expected PC demand. We remain cautious on the LCD market due to weak seasonal demand. However, we still notice better demands from our customers in Q4 as compared to Q3. In addition, gold bumping business will maintain its growth momentum in the second half due to new customer programs. Mask ROM and mixed-signal revenues should continue to grow with the increase in demands from customers. Considering the overall market situation among our product segments, we currently expect that Q3 revenue to be in the range of approximately US$149 million to US$159 million, which is down 6% to flat as compared to Q2, and gross margin to be in the range of 2.5% to 5.5%. In the current down cycle, we are strongly confident in our ability to maintain healthy operations and we plan to continue our disciplined capital expenditures and to strictly focus on cost savings and customer expansion.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed second quarter 2008 results on Wednesday, August 20, 2008 at 7:00PM ET (7:00AM, August 21, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com/. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 291371.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Jun. 30, Mar. 31, 2008, and Jun. 30, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP 3 months ended			US GAAP 3 months ended
	Jun. 30, 2008 (Unaudited)	Mar. 31, 2008 (Unaudited)	Jun. 30, 2007 (Unaudited)	Jun. 30, 2008 (Unaudited)	Mar. 31, 2008 (Unaudited)	Jun. 30, 2007 (Unaudited)
	USD	USD	USD	USD	USD	USD
Net Revenue	158.7	157.4	192.1	158.7	157.4	192.1
Cost of Revenue	146.8	142.6	138.9	147.2	143.0	139.1

Gross Profit	11.9	14.8	53.2	11.5	14.4	53.0

Operating Expenses
Research and Development	3.6	3.4	2.8	3.6	3.4	2.8
Sales and Marketing	0.6	0.4	0.9	0.6	0.4	0.9
General and Administrative	8.3	7.4	9.3	10.3	7.6	14.1

Total Operating Expenses	12.5	11.2	13.0	14.5	11.4	17.8

Income (Loss) from Operations	(0.6)	3.6	40.2	(3.0)	3.0	35.2

Non-Operating Income (Expenses), Net	(1.2)	(9.5)	(0.3)	(6.8)	3.7	(9.3)

Income (Loss) before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	(1.8)	(5.9)	39.9	(9.8)	6.7	25.9

Income Tax Benefit (Expense)	(12.0)	(0.1)	(16.5)	(11.7)	0.0	(16.4)

Income (Loss) before Minority Interests and Interest in Bonuses Paid by Subsidiaries	(13.8)	(6.0)	23.4	(21.5)	6.7	9.5

Minority Interests	(0.7)	0.1	(5.1)	(0.7)	0.2	(5.0)

Interest in Bonuses Paid by Subsidiaries	(11.9)	—	(9.3)	—	—	—

Net Income (Loss)	(26.4)	(5.9)	9.0	(22.2)	6.9	4.5

Earnings (Loss) Per Share-Basic	(0.31)	(0.07)	0.11	(0.26)	0.08	0.05

Shares Outstanding (in thousands)-Basic	83,860	83,845	82,865	83,860	83,845	82,865

Net Income (Loss)-Diluted	(26.4)	(10.1)	7.9	(22.2)	(4.5)	4.5

Earnings (Loss) Per Share-Diluted	(0.31)	(0.11)	0.07	(0.26)	(0.04)	0.05

Shares Outstanding (in thousands)-Diluted	83,860	94,036	111,211	83,860	109,287	85,306

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$30.36 against US$1.00 as of Jun. 30, 2008. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Jun. 30, Mar. 31, 2008, and Jun. 30, 2007

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP 3 months ended			US GAAP 3 months ended
	Jun. 30, 2008 (Unaudited)	Mar. 31, 2008 (Unaudited)	Jun. 30, 2007 (Unaudited)	Jun. 30, 2008 (Unaudited)	Mar. 31, 2008 (Unaudited)	Jun. 30, 2007 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	4,817.1	4,779.0	5,833.5	4,817.1	4,779.0	5,833.5
Cost of Revenue	4,455.4	4,328.2	4,216.8	4,468.4	4,342.5	4,222.6

Gross Profit	361.7	450.8	1,616.7	348.7	436.5	1,610.9

Operating Expenses
Research and Development	108.2	104.8	85.6	108.2	104.8	85.6
Sales and Marketing	17.1	11.6	27.5	17.1	11.6	27.5
General and Administrative	253.4	224.3	281.8	313.4	230.8	428.7

Total Operating Expenses	378.7	340.7	394.9	438.7	347.2	541.8

Income (Loss) from Operations	(17.0)	110.1	1,221.8	(90.0)	89.3	1,069.1

Non-Operating Income (Expenses), Net	(37.8)	(288.3)	(8.1)	(207.0)	113.4	(281.5)

Income (Loss) before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	(54.8)	(178.2)	1,213.7	(297.0)	202.7	787.6
Income Tax Benefit (Expense)	(363.1)	(3.4)	(501.5)	(356.5)	0.4	(498.9)

Income (Loss) before Minority Interests and Interest in Bonuses Paid by Subsidiaries	(417.9)	(181.6)	712.2	(653.5)	203.1	288.7
Minority Interests	(20.5)	3.6	(155.4)	(21.0)	5.9	(153.3)
Interest in Bonuses Paid by Subsidiaries	(362.4)	—	(283.2)	—	—	—

Net Income (Loss)	(800.8)	(178.0)	273.6	(674.5)	209.0	135.4

Earnings (Loss) Per Share-Basic	(9.55)	(2.12)	3.30	(8.04)	2.49	1.63

Shares Outstanding (in thousands)-Basic	83,860	83,845	82,865	83,860	83,845	82,865

Net Income (Loss)-Diluted	(800.8)	(307.9)	239.2	(674.5)	(135.2)	135.4

Earnings (Loss) Per Share-Diluted	(9.55)	(3.27)	2.15	(8.04)	(1.24)	1.59

Shares Outstanding (in thousands)-Diluted	83,860	94,036	111,211	83,860	109,287	85,306

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME (LOSS) (UNAUDITED)

For the Three Months Ended Jun. 30, Mar. 31, 2008, and Jun. 30, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months ended Jun. 30, 2008 on a US GAAP basis, the Company uses a non-GAAP measure of net income (loss), which is US GAAP net income (loss) adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income (loss) and non-GAAP net income (loss) per share to evaluate the performance of our core businesses and to estimate future core performance. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended
	Jun. 30, 2008	Mar. 31, 2008	Jun. 30, 2007
US GAAP Net Income (Loss)-Basic	(22.2)	6.9	4.5
Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	(1.0)	(4.3)	4.8
Amortization of discount on convertible notes(3)	2.8	2.9	3.0

Total Special Items	1.8	(1.4)	7.8

Non-GAAP Adjusted Net Income (Loss)-Basic	(20.4)	5.5	12.3

US-GAAP Net Income (Loss) Per Share-Basic	(0.26)	0.08	0.05

Adjustment for special items	0.02	(0.01)	0.10

Non-GAAP Net Income (Loss) Per Share-Basic	(0.24)	0.07	0.15

US-GAAP Net Income (Loss) Per Share-Diluted	(0.26)	(0.04)	0.05

Adjustment for special items	0.02	—	0.10

Non-GAAP Net Income (Loss) Per Share-Diluted(4)	(0.24)	(0.04)	0.15

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.36 against US$1.00 as of Jun. 30, 2008. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income (loss) is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income (loss) is useful for itself and investors as such expense does not have any impact on cash available to the Company.
(4)	Non-GAAP diluted net loss per share for the first quarter of 2008 was US$0.04, same as that under US GAAP since US GAAP adjusted diluted net loss has excluded the two non-cash special items for non-GAAP reconciliation.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Jun. 30, Mar. 31, 2008, and Jun. 30, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Jun. 30, 2008	Mar. 31, 2008	Jun. 30, 2007
Net Revenue	158.7	157.4	192.1
Cost of Revenue	147.2	143.0	139.1

Gross Profit	11.5	14.4	53.0

Operating Expenses
Research and Development	3.6	3.4	2.8
Sales and Marketing	0.6	0.4	0.9
General and Administrative	10.3	7.6	14.1

Total Operating Expenses	14.5	11.4	17.8

Income (Loss) from Operations	(3.0)	3.0	35.2

Non-Operating Income (Expenses), Net(2)	(5.0)	2.3	(1.5)

Income (Loss) before Income Tax and Minority Interests(2)	(8.0)	5.3	33.7
Income Tax Benefit (Expense)	(11.7)	0.0	(16.4)

Income (Loss) before Minority Interests(2)	(19.7)	5.3	17.3
Minority Interests	(0.7)	0.2	(5.0)

Net Income (Loss)(2)	(20.4)	5.5	12.3

Earnings (Loss) Per Share-Basic(2)	(0.24)	0.07	0.15

Shares Outstanding (in thousands)-Basic	83,860	83,845	82,865

Earnings (Loss) Per Share-Diluted(2)	(0.24)	(0.04)	0.15

Shares Outstanding (in thousands)-Diluted	83,860	109,287	85,306

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.36 against US$1.00 as of Jun. 30, 2008. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$31.3 million, or US$1.0 million, and amortization of discount on convertible notes of NT$85.5 million, or US$2.8 million, for the three months ended Jun. 30, 2008 and non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$129.6 million or US$4.3 million and amortization of discount on convertible notes of NT$86.7 million or US$2.9 million for the three months ended Mar. 31, 2008, and non-cash charges for changes in the fair value of the embedded derivative liabilities of NT$145.4 million or US$4.8 million and amortization of discount on convertible notes of NT$91.1 million or US$3.0 million for the three months ended Jun. 30, 2007 Please see “Reconciliation of US GAAP Net Income (loss) to Non-GAAP Net Income (loss) (Unaudited)” above.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Jun. 30, Mar. 31, 2008 and Dec. 31, 2007

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Jun. 30, 2008 (Unaudited)	Mar. 31, 2008 (Unaudited)	Dec. 31, 2007 (Audited)	Jun. 30, 2008 (Unaudited)	Mar, 31, 2008 (Unaudited)	Dec. 31, 2007 (Audited)
ASSETS	USD	USD	USD	USD	USD	USD
Cash and Cash Equivalents	166.9	118.3	169.1	166.9	118.3	169.1
Financial Assets at Fair Value Through Profit or Loss	21.1	43.2	18.3	21.1	43.2	18.3
Accounts and Notes Receivable	161.2	134.8	175.3	161.2	134.8	175.3
Inventories	29.3	32.5	34.4	29.3	32.6	34.4
Other Current Assets	21.9	51.6	18.1	21.8	51.5	18.0

Total Current Assets	400.4	380.4	415.2	400.3	380.4	415.1

Long-term Investments	11.8	11.8	11.8	11.8	11.8	11.8
Property, Plant & Equipment-Net	913.4	956.8	988.8	907.0	950.9	983.6
Intangible Assets	5.7	5.8	5.9	5.7	5.8	5.9
Other Assets	55.5	58.7	70.9	58.4	62.2	74.6

Total Assets	1,386.8	1,413.5	1,492.6	1,383.2	1,411.1	1,491.0

LIABILITIES
Current Liabilities
Short-Term Loans	70.2	11.0	41.1	70.2	11.0	41.1
Current Portion of Long-Term Debts	193.6	225.6	223.9	188.6	214.1	224.9
Accounts Payable and Payables to Contractors and Equipment Suppliers	27.8	33.7	47.1	27.8	33.7	47.1
Other Current Liabilities	57.1	49.2	62.5	57.1	63.5	76.8

Total Current Liabilities	348.7	319.5	374.6	343.7	322.3	389.9
Long-Term Liabilities
Long-Term Debts	338.0	358.4	373.0	332.7	352.7	368.2
Other Liabilities	13.3	17.4	12.2	20.3	24.8	19.7

Total Liabilities	700.0	695.3	759.8	696.7	699.8	777.8

SHAREHOLDERS’ EQUITY
Capital Stock	0.9	0.9	0.9	0.9	0.9	0.9
Deferred Compensation	(1.3)	(1.8)	(2.2)	(2.2)	(3.0)	(4.1)
Capital Surplus	412.2	410.7	410.9	400.8	399.4	400.1
Retained Earnings	173.5	200.5	207.2	192.4	215.2	209.2
Cumulated Translation Adjustments	8.7	6.6	9.1	8.7	6.6	9.2
Unrecognized Pension Cost	—	—	—	(6.8)	(6.8)	(6.8)
Minority Interests	92.8	101.3	106.9	92.7	99.0	104.7

Total Equity	686.8	718.2	732.8	686.5	711.3	713.2

Total Liabilities & Shareholders’ Equity	1,386.8	1,413.5	1,492.6	1,383.2	1,411.1	1,491.0

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$30.36 against US$1.00 as of Jun. 30, 2008. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Jun. 30, Mar. 31, 2008 and Dec. 31, 2007

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Jun. 30, 2008 (Unaudited)	Mar. 31, 2008 (Unaudited)	Dec. 31, 2007 (Audited)	Jun. 30, 2008 (Unaudited)	Mar. 31, 2008 (Unaudited)	Dec. 31, 2007 (Audited)
ASSETS	NTD	NTD	NTD	NTD	NTD	NTD
Cash and Cash Equivalents	5,066.8	3,592.8	5,133.6	5,066.8	3,592.8	5,133.6
Financial Assets at Fair Value Through Profit or Loss	640.9	1,312.4	555.6	640.9	1,312.4	555.6
Accounts and Notes Receivable	4,895.1	4,091.8	5,322.7	4,895.1	4,091.8	5,322.7
Inventories	887.8	988.4	1,043.6	888.4	989.1	1,044.3
Other Current Assets	665.0	1,565.4	549.7	661.2	1,563.5	547.2

Total Current Assets	12,155.6	11,550.8	12,605.2	12,152.4	11,549.6	12,603.4

Long-term Investments	358.0	358.0	358.0	358.0	358.0	358.0
Property, Plant & Equipment-Net	27,731.4	29,047.8	30,020.4	27,537.3	28,870.7	29,861.6
Intangible Assets	173.3	175.2	180.4	173.3	175.2	180.4
Other Assets	1,683.7	1,782.3	2,152.1	1,772.0	1,888.8	2,262.6

Total Assets	42,102.0	42,914.1	45,316.1	41,993.0	42,842.3	45,266.0

LIABILITIES
Current Liabilities
Short-Term Loans	2,129.9	332.5	1,249.2	2,129.9	332.5	1,249.2
Current Portion of Long-Term Debts	5,878.1	6,849.4	6,797.1	5,725.8	6,499.4	6,828.0
Accounts Payable and Payables to Contractors and Equipment Suppliers	844.3	1,024.0	1,430.2	844.3	1,024.0	1,430.2
Other Current Liabilities	1,734.8	1,494.5	1,897.7	1,734.8	1,928.8	2,331.9

Total Current Liabilities	10,587.1	9,700.4	11,374.2	10,434.8	9,784.7	11,839.3
Long-Term Liabilities
Long-Term Debts	10,261.4	10,880.3	11,323.7	10,100.0	10,709.7	11,179.3
Other Liabilities	402.3	527.5	370.1	617.3	752.3	596.5

Total Liabilities	21,250.8	21,108.2	23,068.0	21,152.1	21,246.7	23,615.1

SHAREHOLDERS’ EQUITY
Capital Stock	27.5	27.5	27.5	27.5	27.5	27.5
Deferred Compensation	(41.7)	(55.3)	(69.4)	(69.1)	(90.9)	(125.0)
Capital Surplus	12,515.7	12,471.1	12,475.9	12,169.0	12,124.6	12,147.3
Retained Earnings	5,268.3	6,088.1	6,291.0	5,841.4	6,535.0	6,350.8
Cumulated Translation Adjustments	263.0	199.7	277.5	263.0	199.7	277.5
Unrecognized Pension Cost	—	—	—	(205.8)	(205.8)	(205.8)
Minority Interests	2,818.4	3,074.8	3,245.6	2,814.9	3,005.5	3,178.6

Total Equity	20,851.2	21,805.9	22,248.1	20,840.9	21,595.6	21,650.9

Total Liabilities & Shareholders’ Equity	42,102.0	42,914.1	45,316.1	41,993.0	42,842.3	45,266.0